## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02032397

REGISTRANT'S NAME Companhia Siderurgica Belgo-Mineira

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 30 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3771 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DATE : 4/26/02

(A free translation of the original report in Portuguese on financial statements prepared in conformity with accounting principles determined by Brazilian corporate legislation)

# Companhia Siderúrgica Belgo-Mineira and Subsidiary Companies

## Financial Statements at December 31, 2001 and 2000 and Report of Independent Accountants

Companhia Siderúrgica
Belgo-Mineira

02 APR 25 AM 11:12

**COMPANHIA SIDERÚRGICA BELGO-MINEIRA**
**LISTED COMPANY**
**CNPJ Nº 24.315.012/0001-73**

**MINUTES OF THE**
**EXTRAORDINARY AND ANNUAL GENERAL MEETINGS**
**HELD ON APRIL 18, 2002**

**DATE, TIME and PLACE:** April 18, 2002, at 3:00 p.m. at the headquarters of the Company, Av. Carandaí n° 1,115 – 23rd floor, in this City. **ANNOUNCEMENT and ATTENDANCE:** Shareholders were present representing more than 2/3 of the equity capital with voting rights, called to attend the Meetings through Announcements published on March 2, 3 and 4, 2002 in the *Minas Gerais*, *Estado de Minas* and *Gazeta Mercantil* newspapers. The Management was also present, together with a representative of the independent auditors of the Company. **HEAD TABLE:** Chair: Plínio Simões Barbosa; Secretary: Ludmila Dopitová Cury. **ORDER of the DAY and DELIBERATIONS:** Having examined and discussed the items listed in the Announcement, the following decisions were taken by the quorum listed below and in compliance with the legal abstentions also mentioned below: **I – EXTRAORDINARY GENERAL MEETING - (a)** Increase in the equity capital from R$ 765,423,387.64 to R$ 1,312,440,369.51, with no new shares issued, through the use of the accumulated profits and reserves. The Head Paragraph of Article 5 was reworded as follows: **"Article 5 - The fully subscribed and paid up equity capital of the Company is R$ 1,312,440,369.51 (one billion, three hundred and twelve million, four hundred and forty thousand, three hundred and sixty and nine Reais and fifty one centavos), corresponding to 6,762,545,077 (six billion, seven hundred and sixty two million, five hundred and forty and five thousand and seventy seven) shares, of which 3,905,001,336 are common shares and 2,857,543,741 are preferred shares." II – ANNUAL GENERAL MEETING - (b)** After discussion, to approve the accounts of the Management and the Financial Statements of the Company for the 2001 Financial Year, published on March 8, 2002, in the *Minas Gerais*, *Estado de Minas* and *Gazeta Mercantil* newspapers **(c)** To approve the allocation of the profits for the Financial Year, ratifying the proposed payment of interest on equity in the gross amount of R$ 64,984,360.80, pursuant to the deliberation of the Board of the Company on December 7, 2001, paid in advance from January 17, 2002 onwards. **(d)** To establish the remuneration of the Members of the Board and the Directors of the Company through an annual lump-sum budget allocation of R$ 2,200,000.00, without affecting the salaries received by employees in management positions, as stipulated in the By-Laws. **(e)** To establish the Statutory Audit Board of the Company for the 2002 Financial Year, with the following Full Members being elected at the recommendation of the ASBM shareholder: **AUGUSTO OCTAVIO LEITE CANABRAVA,** Brazilian, married, accountant, resident in Belo Horizonte, at rua Chefe Pereira, 82 – Serra, Identity Card M-95.256 – SSP/MG, CPF 008.739.346-87; **JÚLIO CESAR PEREIRA DE ANDRADE,** Brazilian, married, business manager, resident in Belo Horizonte, at rua Guaxupé, 212 – apt. 202 – Serra, Identity Card M-4.457.658, CPF 000.835.426-04; **NEY DE OLIVEIRA E SILVA,**

Brazilian, married, business manager, resident in Belo Horizonte, at rua Odilon Braga 938/201 – Serra, Identity Card 744.625 – SSP/MG, CPF 007.223.326-53. and as Alternate Members: **SEBASTIÃO PIMENTA BARROSO**, Brazilian, married, lawyer, resident in Belo Horizonte, at rua Grão Pará, 981 – Apt. 803 – São Lucas, Identity M-1.158.460 – SSP/MG, CPF 010.949.986-72; **JOSÉ BORGES COSTA**, Brazilian, married, accountant, resident in Belo Horizonte, at rua Arcanjo de Lima, 55 – apt. 402 - Grajaú, Identity Card M-95.235 - SSP/MG, CPF 006.317.446-49; **TARCISO PACÍFICO HOMEM DE ANDRADE,** Brazilian, married, engineer, resident in Belo Horizonte, at Av. Uruguai 530 – apt. 201 – São – Belo Horizonte, Identity Card 4.009.470, CPF 004.181.026-00. As the CENTRUS representative: **PAULO CONTE VASCONCELLOS**, Brazilian, married, business manager, resident in São Paulo, at Av. Prof. Alceu Maynard Araújo, 443 0 Block 2 – Ap. 42 – Granja Julieta, Identity Card 7.016900.156 – SSP/RS, CPF 387.452.910-04. As the PREVI representative and for the Funds represented by the Banco Fator: **SÉRGIO PAULO SILVA**, Brazilian, married, accountant, resident in Belo Horizonte, at Av. Guaicuí 432/31 – Luxemburgo, Identity Card M-155.604 – SSP/MG, CPF 011.664.506-78, and as his Alternate: **ELEAZAR MOURA CARVALHO**, Brazilian, married, lawyer, resident in Belo Horizonte, at rua Pernambuco, 1.338/301 - Funcionários, Identity Card 24.021.981 – OAB/MG, CPF 010.911.071-49, with the remuneration for each Full Member set at an amount equivalent to 10% of the average remuneration of the Directors of the Company, not including benefits, entertainment allowances and profit-sharing. **QUORUM and ABSTENTIONS:** All the decisions were adopted by a unanimous vote, complying with the legal abstentions, with the Bradesco Group abstaining from casting a vote on the establishment of the Statutory Audit Board and its composition, as this was not listed on the Order of the Day. **ADJOURNMENT:** Having been recorded, read and approved, these Minutes were signed by those present who wished to do so, with their publication being authorized without the signatures of the shareholders. Plínio Simões Barbosa – Chair - OAB/RJ-39.303. Ludmila Dopitová Cury – Secretary. François Moyen. Marco Antônio Moreira, p.p. for Bradesco Capitalização S.A., ABS Empreendimentos Imobiliários, Participações e Serviços S.A., Bradesco Previdência e Seguros S.A., União Novo Hamburgo Seguros S.A., Prudential Bradesco Seguros S.A. Lucie Marlène Sion, for Sibral Participações Ltda., legal representative of ASBM s.a.r.l., ARBED S.A., Sidarfin N.V and p.p. the Fundação Felix Chomé. Luiz Alves Paes de Barros. Leonardo Maurício Colombini Lima, p.p. the Fundação Banco Central de Previdência Privada – CENTRUS. Bethsaida de Oliveira Pena, p.p. the Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI. Flávio Fukumoto, p.p. the Fundo Fator Sinergia, Fundo de Investimento de Ações Plural Jaguar. Marcelo Franzini Alves Cavalheiro, p.p. the Fundos Hedging-Griffo. Rogério Gollo, for PriceWaterhouseCoopers Independent Auditors.

Checked against the original, recorded in the Minutes Book.
Belo Horizonte, April 18, 2002

Plínio Simões Barbosa
Chair
OAB/RJ-39.303

Ludmila Dopitová Cury
Secretary

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Rua dos Inconfidentes, 1190 9º
30140-120 Belo Horizonte, MG - Brasil
Caixa Postal 289
Telefone (31) 3269-1500
Fax (31) 3261-6950

(A free translation of the original opinion in Portuguese expressed on financial statements prepared in conformity with accounting principles determined by Brazilian corporate legislation)

# Report of Independent Accountants

February 15, 2002

To the Board of Directors and Stockholders
Companhia Siderúrgica Belgo-Mineira

1 We have audited the accompanying balance sheets of Companhia Siderúrgica Belgo-Mineira (Parent company) and the consolidated balance sheets of Companhia Siderúrgica Belgo-Mineira and subsidiary companies (Consolidated) as of December 31, 2001 and 2000, and the related statements of income, of changes in stockholders' equity and of changes in financial position of the parent company as well as the consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of company management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 As authorized by Provisional Measure 1818/99 and Brazilian Securities Commission (CVM) Deliberation 294/99, and as mentioned in Note 10(a) to the financial statements, the company and its subsidiaries opted to defer the net exchange losses arising from adjustments of liabilities and receivables in foreign currency due to exchange rate variations during the quarter ended March 31, 1999, totaling R$ 177,680 thousand, of which R$ 49,921 thousand relates to the parent company and R$ 127,759 thousand corresponding to its proportional interest in the deferred charges of subsidiaries. Accounting principles determined by Brazilian corporate legislation require that exchange variations are charged against results of operations in the period in which they occur. As a result, stockholders' equity at December 31, 2000 is overstated by R$ 8,139 thousand, net income for the year is understated by R$ 37,293 thousand and net income per lot of thousand shares is understated by R$ 5.51, net of taxes. The effects of this matter at December 31, 2001 are not relevant.

PRICEWATERHOUSECOOPERS

February 15, 2002
Companhia Siderúrgica Belgo-Mineira

4 In our opinion, except for the effects of the deferral of the exchange losses during the year ended December 31, 2000 mentioned in paragraph 3 above, the financial statements audited by us present fairly, in all material respects, the financial position of Companhia Siderúrgica Belgo-Mineira (Parent Company) and of Companhia Siderúrgica Belgo-Mineira and subsidiary companies (Consolidated) at December 31, 2001 and 2000 and the results of operations, the changes in stockholders' equity and the changes in financial position of Companhia Siderúrgica Belgo-Mineira as well as the consolidated results of operations and of changes in financial position for the years then ended, in conformity with accounting principles determined by Brazilian corporate legislation

5 As mentioned in Note 8 (f) to the financial statements, Belgo-Mineira Participação Indústria e Comércio S.A. concluded negotiations and signed agreements involving the purchase of receivables of the main creditors from Mendes Júnior Siderurgia S.A., for R$ 307,325 thousand (2000 - R$ 250,162). A proposal for the purchase of the remaining receivables was submitted to the other creditors of Mendes Júnior Siderurgia S.A. and negotiations are in progress. The continuity of operations of this subsidiary and the recuperation of the receivables depend on the outcome of negotiations for acquiring share control of this company by the subsidiary company.

6 As mentioned in Note 8 (g) to the financial statements, Belgo-Mineira Uruguay S.A. acquired, 20.44% of the capital of Acindar Industria Argentina de Aceros Sociedad Anónima during 2000 and 2001. The Argentine economic situation has been adversely impacted since December 2001. Events are still emerging and various actions have been announced by the Argentine Government. The continuity of operations of this associated company and the recuperation of its assets depend on the outcome of the Argentinean economic and political situation, as well as on negotiations with creditors. The company has set up a provision in an amount considered sufficient by management to cover any losses with Acindar.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Rogério Roberto Gollo
~~Partner~~
Contador – CRC RS 044214 "S" MG

# Companhia Siderúrgica Belgo-Mineira and Subsidiary Companies

## Balance Sheet at December 31
In thousands of reais

(A free translation of the original in Portuguese prepared in conformity with accounting principles determined by Brazilian corporate legislation)

| Assets | Parent Company 2001 | Parent Company 2000 | Consolidated 2001 | Consolidated 2000 |
|---|---|---|---|---|
| **Current assets** | | | | |
| Bank accounts | 1,137 | 638 | 15,712 | 10,529 |
| Financial investments | 385,112 | 523,244 | 427,631 | 617,605 |
| Trade accounts receivable | 145,012 | 123,540 | 350,224 | 279,488 |
| Inventories | 210,041 | 168,662 | 388,752 | 304,763 |
| Other receivables | 70,519 | 40,970 | 98,075 | 66,812 |
| | **811,821** | **857,054** | **1,280,394** | **1,279,197** |
| **Long-term receivables** | | | | |
| Income tax recoverable | 72,849 | 58,973 | 120,360 | 98,061 |
| Other receivables | 698,157 | 248,178 | 434,683 | 213,968 |
| | **771,006** | **307,151** | **555,043** | **312,029** |
| **Permanent assets** | | | | |
| Investments | | | | |
| Subsidiary and associated companies | 535,069 | 833,748 | 200,707 | 205,203 |
| Receivables - Mendes Júnior Siderurgia S.A. | | | 307,325 | 250,162 |
| Other investments | 2,197 | 2,336 | 40,305 | 17,630 |
| Property, plant and equipment | 1,154,729 | 1,092,343 | 1,901,470 | 1,804,534 |
| Deferred charges | 56,951 | 59,342 | 63,837 | 87,116 |
| | **1,748,946** | **1,987,769** | **2,513,644** | **2,364,645** |
| **Total Assets** | **3,331,773** | **3,151,974** | **4,349,081** | **3,955,871** |

| Liabilities and Stockholders' equity | Parent company 2001 | Parent company 2000 | Consolidated 2001 | Consolidated 2000 |
|---|---|---|---|---|
| **Current liabilities** | | | | |
| Suppliers | 69,271 | 75,111 | 115,720 | 93,278 |
| Salaries and related charges | 23,198 | 19,069 | 46,076 | 38,951 |
| Income tax and social contribution | 380 | 15,005 | 15,228 | 50,819 |
| Taxes on operations and industrializations | 26,524 | 70,666 | 58,110 | 113,890 |
| Financings | 333,967 | 118,345 | 516,337 | 322,239 |
| Debentures | 5,043 | 4,884 | 21,035 | 14,804 |
| Dividends/Interest on own capital | 57,392 | 124,815 | 66,610 | 131,018 |
| Loans from subsidiary companies | 8,717 | 163,476 | 8,717 | |
| Provision for contingencies | 11,152 | 3,284 | 31,104 | 16,463 |
| Other payables | 33,497 | 40,094 | 69,670 | 60,446 |
| | **569,141** | **634,749** | **948,607** | **841,908** |
| **Long-term liabilities** | | | | |
| Financings | 401,123 | 466,600 | 634,959 | 715,949 |
| Debentures | 54,554 | 52,828 | 191,985 | 171,079 |
| Provision for contingencies | 290,678 | 94,556 | 312,167 | 94,556 |
| Provision for income tax | 4,385 | 5,600 | 3,744 | 7,567 |
| Other payables | 6,116 | 5,788 | 52,099 | 53,158 |
| | **756,856** | **625,372** | **1,194,954** | **1,042,309** |
| **Minority interest in stockholders' equity of subsidiary companies** | | | **205,299** | **191,072** |
| **Stockholders' equity** | | | | |
| Capital | 765,423 | 765,381 | 765,423 | 765,381 |
| Capital reserves | 205,298 | 205,298 | 205,298 | 205,298 |
| Revaluation reserves | 87,969 | 99,079 | 87,969 | 99,079 |
| Profits reserves | 875,523 | 756,786 | 875,523 | 756,786 |
| Retained earnings | 71,563 | 65,309 | 66,008 | 54,038 |
| | **2,005,776** | **1,891,853** | **2,000,221** | **1,880,582** |
| **Total Liabilities and Stockholders' equity** | **3,331,773** | **3,151,974** | **4,349,081** | **3,955,871** |

The accompanying notes and Attachment I are an integral part of these financial statements.

# Companhia Siderúrgica Belgo-Mineira and Subsidiary Companies

## Statement of Income
## Years Ended December 31
### in thousands of reais

(A free translation of the original in Portuguese prepared in conformity with accounting principles determined by Brazilian corporate legislation)

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| **Gross sales and services rendered** | | | | |
| Local | 1,396,742 | 1,050,993 | 2,685,704 | 2,240,128 |
| Export | 280,911 | 186,162 | 400,749 | 641,419 |
| | **1,677,653** | **1,237,155** | **3,086,453** | **2,881,547** |
| Deductions, mainly sales tax (ICMS) and freight | (395,305) | (291,874) | (717,619) | (633,850) |
| **Net sales and services rendered** | **1,282,348** | **945,281** | **2,368,834** | **2,247,697** |
| Cost of sales and services rendered | (846,719) | (683,204) | (1,439,835) | (1,425,285) |
| **Gross profit** | **435,629** | **262,077** | **928,999** | **822,412** |
| **Operating (expenses) income** | | | | |
| Selling | (57,791) | (41,217) | (94,041) | (100,102) |
| General and administrative | (57,581) | (42,513) | (106,382) | (107,238) |
| Investments in subsidiary and associated company | | | | |
| . Equity in the results | 104,739 | 133,024 | 13,309 | (1,446) |
| . Provision for loss in associated company | (120,113) | | (120,113) | |
| . Goodwill/negative goodwill | | 6,867 | ( 6,061) | 6,286 |
| Financial expenses, net | (40,361) | (94,358) | (131,758) | (184,229) |
| Other operating expenses, net | (914) | (16,622) | (78,665) | (91,980) |
| | **(172,021)** | **(54,819)** | **(523,711)** | **(478,709)** |
| **Operating profit** | **263,608** | **207,258** | **405,288** | **343,703** |
| Non-operating (expenses) income, net (2000 – Note 8 (c)) | (42,165) | 361,288 | (83,643) | 399,237 |
| **Income before taxation, participations and statutory attributions** | **221,443** | **568,546** | **321,645** | **742,940** |
| Income tax | (20,632) | 15,341 | (54,321) | (43,871) |
| Social contribution (Note 14(c)) | 18,170 | 3,351 | 4,268 | (9,701) |
| Employees' profit sharing | (19,975) | (8,502) | (35,351) | (17,949) |
| Statutory attributions | (3,400) | (3,245) | (4,080) | (3,745) |
| **Income before minority interest in subsidiary companies** | **195,606** | **575,491** | **232,161** | **667,674** |
| Minority interest in results of subsidiary companies | | | (38,649) | (75,939) |
| **Net income for the year** | **195,606** | **575,491** | **193,512** | **591,735** |
| **Net income for the year per thousand shares at year-end – R$** | 28.92 | 85.10 | | |

The accompanying notes and Attachment I are an integral part of these financial statements.

# Companhia Siderúrgica Belgo-Mineira

(A free translation of the original in Portuguese prepared in conformity with accounting principles determined by Brazilian corporate legislation)

## Statement of Changes in Stockholders' Equity
**In thousands of reais**

| | Capital | Capital reserves: Treasury stock | Capital reserves: Fiscal incentives and others | Revaluation reserves: Own | Revaluation reserves: Subsidiaries | Profits reserves: Legal | Profits reserves: Statutory | Profits reserves: Unrealized profits | Profits reserves: Retention of profits | Profits reserves: For capital increase | Retained earnings | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **At December 31, 1999** | **765,381** | **(3,149)** | **208,447** | **69,462** | **138,619** | **46,796** | **42,857** | | **116,825** | **113,148** | **63,861** | **1,562,247** |
| Partial reversal of reserves | | | | | (109,002) | | | | | | 1,448 | (107,554) |
| Net income for the year | | | | | | | | | | | 575,491 | 575,491 |
| Appropriation of net income | | | | | | | | | | | | |
| . Constitution of reserves | | | | | | 28,775 | 360,929 | 47,456 | | | (437,160) | |
| . Proposed dividends and interest on own capital per thousand shares (R$ 19.84 for common shares and R$ 21.82 for preferred shares) | | | | | | | | | | | (138,331) | (138,331) |
| **At December 31, 2000** | **765,381** | **(3,149)** | **208,447** | **69,462** | **29,617** | **75,571** | **403,786** | **47,456** | **116,825** | **113,148** | **65,309** | **1,891,853** |
| Capital increase | 42 | | | | | | | | | | | 42 |
| Partial realization of reserves | | | | (11,110) | | | 35,572 | (47,456) | | | 22,994 | |
| Supplementary dividends paid (R$ 1.70 for common shares and R$ 1.87 for preferred shares) | | | | | | | | | | | (11,884) | (11,884) |
| Social contribution on revaluation reserves | | | | | | | | | | | (924) | (924) |
| Prior year adjustment (Note 19) | | | | | | | | | | | (3,933) | (3,933) |
| Net income for the year | | | | | | | | | | | 195,606 | 195,606 |
| Appropriation of net income: | | | | | | | | | | | | |
| . Constitution of reserves | | | | | | 9,780 | 120,841 | | | | (130,621) | |
| . Interest on own capital proposed per thousand shares (R$ 9.32 for common shares and R$ 10.25 for preferred shares) | | | | | | | | | | | (64,984) | (64,984) |
| **At December 31, 2001** | **765,423** | **(3,149)** | **208,447** | **58,352** | **29,617** | **85,351** | **560,199** | | **116,825** | **113,148** | **71,563** | **2,005,776** |

The accompanying notes and Attachment I are an integral part of these financial statements.

# Companhia Siderúrgica Belgo-Mineira and Subsidiary Companies

## Statement of Changes in Financial Position Years Ended December 31

### In thousands of reais

(A free translation of the original in Portuguese prepared in conformity with accounting principles determined by Brazilian corporate legislation)

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| **Financial resources were provided by** | | | | |
| **Operations** | | | | |
| Net income for the year | 195,606 | 575,491 | 193,512 | 591,735 |
| Expenses (income) not affecting working capital | | | | |
| Long-term monetary and exchange variations and interest, net | 26,692 | 15,213 | 44,887 | 37,081 |
| Provision for losses/contingencies | 129,520 | 24,478 | 138,626 | 24,478 |
| Equity in the results of subsidiary and associated companies | | | | |
| . Operating | (104,739) | (139,891) | (7,248) | (4,840) |
| . Non-operating | | (419,794) | | (426,271) |
| Depreciation, amortization and depletion | 75,501 | 67,698 | 126,028 | 168,661 |
| Residual value of permanent assets sold or disposed of (Consolidated 2000 – Note 8 (c)) | | 51,561 | 18,232 | 1,811,917 |
| Minority interest in results of subsidiary companies | | | 38,649 | 75,939 |
| Long-term income tax | (31,961) | (14,122) | (32,886) | (8,667) |
| Other | (1,250) | | (1,250) | |
| | 289,369 | 160,634 | 518,550 | 2,270,033 |
| Dividends received and receivable from subsidiary companies | 62,029 | 112,337 | 1,295 | 89 |
| Other | | 207 | 6,629 | 18,628 |
| | 62,029 | 112,544 | 7,924 | 18,717 |
| **From stockholders** | | | | |
| Capital subscription including premium | 42 | | 52 | 412,107 |
| **From third parties** | | | | |
| Financings | 145,015 | 313,910 | 209,872 | 277,013 |
| Capital reduction of subsidiary companies | 355,065 | 419,907 | 1,206 | |
| Other | 94,082 | 153,667 | 106,511 | 145,644 |
| | 594,162 | 887,484 | 317,589 | 422,657 |
| **Total funds provided** | **945,602** | **1,160,662** | **844,115** | **3,123,514** |

# Companhia Siderúrgica Belgo-Mineira and Subsidiary Companies

## Statement of Changes in Financial Position Years Ended December 31

**In thousands of reais** **(Continued)**

| | Parent company 2001 | Parent company 2000 | Consolidated 2001 | Consolidated 2000 |
|---|---|---|---|---|
| **Financial resources were used for** | | | | |
| Permanent assets | | | | |
| Investments | 8,725 | 15,560 | 75,782 | 263,892 |
| Property, plant and equipment | 130,331 | 278,383 | 210,659 | 146,255 |
| Deferred charges | 4,091 | 54,396 | 5,386 | 3,325 |
| | 143,147 | 348,339 | 291,827 | 413,472 |
| Long-term receivables | 445,416 | 147,980 | 228,322 | 30,575 |
| Prior year adjustment | 3,933 | | 3,933 | |
| Long-term liabilities | | | | |
| Transfer to current liabilities | 254,938 | 156,846 | 322,677 | 793,747 |
| Other | 925 | 27,422 | 2,665 | 72,748 |
| | 255,863 | 184,268 | 325,342 | 866,495 |
| Reduction in the interest of a minority shareholder | | | | 831,078 |
| Dividends and interest on own capital | 76,868 | 138,331 | 100,193 | 201,626 |
| **Total funds used** | **925,227** | **818,918** | **949,617** | **2,343,246** |
| **Increase (decrease) in working capital** | **20,375** | **341,744** | **(105,502)** | **780,268** |
| **Current assets** | | | | |
| At the end of the year | 811,821 | 857,054 | 1,280,394 | 1,279,197 |
| At the beginning of the year | 857,054 | 242,616 | 1,279,197 | 943,263 |
| | (45,233) | 614,438 | 1,197 | 335,934 |
| **Current liabilities** | | | | |
| At the end of the year | 569,141 | 634,749 | 948,607 | 841,908 |
| At the beginning of the year | 634,749 | 362,055 | 841,908 | 1,286,242 |
| | (65,608) | 272,694 | 106,699 | (444,334) |
| **Increase (decrease) in working capital** | **20,375** | **341,744** | **(105,502)** | **780,268** |

The accompanying notes and Attachment I are an integral part of these financial statements.

## 1 Operations

The main activities are the manufacture of steel, rolled and drawn steel products and investments in companies that are directly or indirectly involved in similar activities.

The company has an integrated steel mill in João Monlevade-State of Minas Gerais, a drawing mill in Sabará – State of Minas Gerais, an electric and rolled steel mill in Cariacica- State of Espírito Santo and in Piracicaba – State of São Paulo, nine product distribution deposits and holdings in the subsidiary and associated companies listed in Attachment I(A) and in the indirect subsidiary and associated companies listed in Note 8 (j).

As shown in Attachment I (B), there are significant transactions with related companies, especially with subsidiary Belgo Bekaert Arames S.A., which are realized at market prices and conditions, considering volumes and terms.

## 2 Presentation of the Financial Statements

The parent company financial statements and the consolidated financial statements as of and for the years ending December 31, 2001 and 2000, are presented apart under the headings of parent company and consolidated, respectively, and have been prepared in conformity with accounting principles determined by Brazilian corporate legislation.

## 3 Significant Accounting Policies and Consolidation Criteria

### (a) Results of operations

Results are determined on the accrual basis of accounting, are net of income tax and social contribution on net income, and reflect income tax and social contribution recoverable in future years when the tax deductibility of provisions is allowed or tax losses are realized. Recoverable taxes are recognized in current assets or long-term receivables.

**(b) Current assets and long-term receivables**

Inventories are stated at the average cost of purchase or production, which is lower than replacement cost or realizable amounts. Imports in transit are stated at the accumulated cost of each import.

The other assets and receivables are stated at realizable amounts including, when applicable, accrued income and monetary and exchange variations, except for prepaid expenses which are shown at cost.

The allowance for doubtful accounts is based on management's analysis and takes into consideration the economic situation, past experience and the specific and overall risks of the receivables.

**(c) Permanent assets**

These are stated at cost including restatements up to December 31, 1995 based on official indexes, combined with the following:

- investments in subsidiary and associated companies are recorded on the equity method. Goodwill or negative goodwill arising from investments by the company (Note 8 (k)) or by its subsidiary companies are amortized over periods which vary depending on their origin;

- land of the parent company and other property, plant and equipment items of direct subsidiary company Belgo Bekaert Arames S.A. include the results of appraisals;

- depreciation of property, plant and equipment is computed on the straight-line method at the annual rates listed in Note 9 and charged mainly to cost of production;

- depletion of the forest reserves of a subsidiary company is calculated based on (i) volume of trees felled during the year compared to the existing potential volume and (ii) the formation and maintenance costs accumulated up to the beginning of the year; and

- deferred charges of the parent company and consolidated, principally relating to goodwill on the acquisition of a merged subsidiary (Note 10), are being amortized mainly over 10 years.

**(d) Current and long-term liabilities**

These are stated at their known or estimated amounts, including, when applicable, accrued charges and monetary and exchange variations, on a daily pro rata basis.

**(e) Foreign currency operations**

The conversion to local currency (R$) of a foreign currency assets and liabilities is based on the exchange rate at the end of the year (US$ 1.00 = R$ 2.3204).

**(f) Consolidation criteria**

The consolidated financial statements as of and for the year ended December 31, 2001 and 2000 have been prepared in conformity with the rules and regulations established by the Brazilian Securities Commission (CVM) and include Companhia Siderúrgica Belgo-Mineira (parent company) and those subsidiaries companies (i) in which it has direct control, listed in Attachment I(A) and (ii) those in which it has indirect control, listed in Note 8(j)).

The consolidation process for the balance sheet and statement of income accounts corresponds to the sum of the asset, liability, revenue and expense accounts, according to their nature, after eliminating the following:

(i) Intercompany participations in capital, reserves and retained earnings. There are no reciprocal participations;

(ii) Intercompany current accounts and other intercompany asset and/or liability balances; and

(iii) The effects of intercompany transactions.

All amounts in thousand of reais unless otherwise indicated

## 4 Financial Investments

| | | | Parent company | | Consolidated | |
|---|---|---|---|---|---|---|
| Type | Rate | Maturities | 2001 | 2000 | 2001 | 2000 |
| Exclusive funds – Federal Public Securities | Quota (USD) | Immediate | 99,604 | 262,035 | 99,604 | 262,035 |
| Export Notes – Private securities | Exchange variation + 11.5% p.a. | Immediate | 283,712 | 259,519 | 283,712 | 259,519 |
| Fixed income securities | Variation - quota | Immediate | 1,796 | 1,690 | 44,315 | 96,051 |
| | | | 385,112 | 523,244 | 427,631 | 617,605 |

The funds managed by the parent company were invested in exclusive funds and in the direct purchase of government and private securities linked to exchange variations (US$). The company managed funds for subsidiary BelgoPar Ltda. amounting to R$ 139,832 at December 31, 2000. This amount is recorded in financial investments in current assets and loans from subsidiary companies in current liabilities. On reduction of the capital of this subsidiary, as mentioned in Note 8(b), these resources were fully transferred to the parent company.

## 5 Trade Accounts Receivable

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| Trade accounts receivable | | | | |
| Local | 99,952 | 105,129 | 287,926 | 253,612 |
| Foreign | 75,668 | 43,318 | 113,794 | 70,609 |
| Discounted trade notes receivable and exchange contracts | (25,221) | (18,721) | (32,975) | (33,236) |
| Allowance for doubtful accounts | (5,387) | (6,186) | (18,521) | (11,497) |
| | 145,012 | 123,540 | 350,224 | 279,488 |

**All amounts in thousand of reais unless otherwise indicated**

## 6 Inventories

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | **2001** | **2000** | **2001** | **2000** |
| Finished products | 71,827 | 62,601 | 171,342 | 110,624 |
| Work in process | 26,772 | 28,340 | 41,429 | 40,000 |
| Raw materials and consumables | 70,473 | 46,784 | 116,833 | 93,325 |
| Maintenance parts and sundry materials | 22,585 | 23,008 | 38,317 | 51,208 |
| Imports in transit, mainly raw materials | 18,384 | 7,929 | 20,831 | 9,606 |
| | **210,041** | **168,662** | **388,752** | **304,763** |

## 7 Other Receivables – Long-term

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | **2001** | **2000** | **2001** | **2000** |
| Compulsory and judicial deposits | 93,677 | 46,945 | 150,399 | 81,378 |
| Receivables from sale of permanent assets | 8,952 | 11,316 | 8,952 | 11,316 |
| Taxes and contributions for offset | 13,055 | 19,534 | 21,858 | 38,480 |
| Receivables from subsidiary and associated companies (Attachment I (B) to the financial statements) | 570,916 | 153,216 | 165,681 | |
| Prepaid expenses | 6,175 | | 9,204 | |
| Advances to third parties | | | 51,048 | 60,171 |
| Properties for sale | 2,682 | 16,675 | 2,682 | 16,675 |
| Other | 2,700 | 492 | 24,859 | 5,948 |
| | **698,157** | **248,178** | **434,683** | **213,968** |

All amounts in thousand of reais unless otherwise indicated

## 8 Investments in Subsidiary and Associated Companies

(a) Relevant information on subsidiary and associated companies as well as details of intercompany balances and transactions are summarized in Attachment I to the financial statements.

(b) On September 28, 2001, wholly-owned subsidiary Belgopar Ltda. reduced capital by R$ 353,859, transferring to the parent company this amount in financial investments with immediate maturity.

(c) In May 2000, the company transferred its holding in S.A. Mineração da Trindade - SAMITRI to subsidiary BelgoPar Ltda. which later sold this investment. This subsidiary recorded a gain on sale of this holding of R$ 412,107, reflected in the Parent company and consolidated statements of income of 2000 under Non-operating (expenses) income, net. Also, the sales of this company and its subsidiary Samarco Mineração S.A. represented approximately 35% of the consolidated sales of Grupo Belgo-Mineira. Net income for the year ended 2000 included four months of the operations of these companies.

(d) Management of the company and of wholly-owned subsidiary Belgo-Mineira Piracicaba S.A. concluded understandings for a corporate restructuring involving the merger of this subsidiary by the company, the net book equity of which was R$ 53,548 at April 30, 2000. This merger was approved by the stockholders on May 30, 2000 at an Extraordinary General Meeting.

All amounts in thousand of reais unless otherwise indicated

The net equity for purposes of identifying the representative amounts of Belgo-Mineira Piracicaba S.A. at April 30, 2000 may be summarized as follows:

**Assets**

| | |
|---|---|
| Current | |
| Cash and banks | 325 |
| Trade accounts receivables | 30,018 |
| Inventories | 25,231 |
| Other receivables | 1,154 |
| | **56,728** |
| Long-term receivables – judicial deposits | **2,973** |
| Permanent assets | |
| Investments | 459 |
| Property, plant and equipment | 182,068 |
| Deferred charges | 48,491 |
| | **231,018** |
| **Total assets** | **290,719** |

All amounts in thousand of reais unless otherwise indicated

**Liabilities and stockholders' equity**

| | |
|---|---|
| Current | |
| Suppliers | 8,433 |
| Financings | 24,546 |
| Salaries and related charges | 2,054 |
| Taxes payable | 1,670 |
| Other payables | 1,013 |
| | **37,716** |
| Long-term liabilities | |
| Financings | 137,324 |
| Related parties – Advances for future capital increase | 52,060 |
| Provision for contingencies | 10,066 |
| Taxes and contributions - installments | 5 |
| | **199,455** |
| Stockholders' equity | |
| Capital | 50,000 |
| Revaluation reserve | 16,066 |
| Accumulated losses | (12,518) |
| | **53,548** |
| **Total liabilities and stockholders' equity** | **290,719** |

According to the Justification Instrument and Merger protocol, the net equity variations between the merger date and approval by the stockholders were recorded in the merged company.

(e) The company formed subsidiary Itaúna Siderúrgica Ltda. for the purposes of leasing the industrial installations of the bankrupt estate of Companhia Industrial Itaunense in Itaúna – State of Minas Gerais, as from September 1, 2000 for a four-year period with purchase option at the end of the contract.

All amounts in thousand of reais unless otherwise indicated

(f) Belgo-Mineira Participação, Indústria e Comércio S.A. (BMP) is a subsidiary formed specifically to manage the lease, with option to purchase, of the installations of Mendes Júnior Siderurgia S.A. The lease contract ends on January 31, 2003 and can be automatically extended to 2006. BMP also concluded negotiations and signed agreements involving the purchase of receivables of the main creditors (96%) from Mendes Júnior Siderurgia S.A. for R$ 307,325, classified as Receivables - Mendes Júnior Siderurgia S.A., considering the decision of the company to continue with further negotiations (2000 - R$ 250,162). A proposal for the purchase of the remaining receivables was submitted to the other creditors of Mendes Júnior Siderurgia S.A. and negotiations are in progress.

Also, the acquisition of these receivables involved all the rights and guarantees held by the creditors against Mendes Júnior Siderurgia S.A., and the subsidiary became not only the leaseholder of the industrial installations by long-term contract, but also the senior mortgager with a 3rd degree mortgage, having been settled the receivables which were guaranteed by 1st and 2nd degree mortgages on the lands, industrial complex and accessories.

(g) In December 2000 the parent company through its wholly owned indirect subsidiaries Belgopar and Belgo-Mineira Uruguay S.A. (BMU) signed several agreements establishing the bases for a strategic association with the main stockholders of ACINDAR Industria Argentina de Aceros S.A.

Accordingly, this subsidiary made investments in ACINDAR equivalent to US$ 131 million up to December 31, 2001 of which US$ 60 million in shares representing 20.44% of the capital and US$ 46 million in Negotiable Convertible Obligations (ONC's), as well as acquired rights to exercise the option for acquisition of new ACINDAR shares amounting to US$ 25 million. The wholly owned subsidiary acquired these assets mainly using financings obtained from the parent company. At December 31, 2001, these assets amount to R$ 292,019.

Also the parent company acquired Debt Securities of ACINDAR (High Yield Bonds), as well as transferred resources through loans, amounting to US$ 4.3 million and US$ 16.3 million, respectively. At December 31, 2001, these assets amount to R$ 47,005.

The restructuring plan of ACINDAR projects an increase in sales, reduction of costs, reduction of indebtedness and an organizational restructuring. The aggravation of the Argentine political and economic situation significantly reduced local demand, and the generation of cash is insufficient to meet debt service needs.

**All amounts in thousand of reais unless otherwise indicated**

Several plans are being implemented to resolve the problems, such as restructuring of the financial debt, reduction of working capital needs, prioritization of production, increase of exports and redefinition of the selling strategy and policy. These practices will permit ACINDAR to reach the cash generation necessary for its structuring and to continue as the main steel company of Argentina.

The company is convinced that, overcoming this phase, ACINDAR will have all conditions to be profitable. However, a provision to cover losses with ACINDAR, amounting to R$ 120,113 was set up, representing the totality of the shareholding, recorded in Provision for contingencies in long-term liabilities, based on the conversion of the December 31, 2001 balance sheet of the associated company using the rate of US$ 1.00 = $ 1.70 Argentine peso.

**(h)** On October 30, 2000 the stockholders of Belgo-Mineira Bekaert Arames S.A. (BMBA) and of Companhia Industrial e Mercantil de Artefatos de Ferro (CIMAF) approved a corporate merger, concluding a corporate, equity, financial and operational reorganization of CIMAF, which started in mid-1998 and culminated in the constitution of a company dedicated exclusively to the manufacture of steel cables (CIMAF Cabos S.A.). This reorganization was finalized with the transfer of CIMAF fixed assets for wire manufacturing, as well as its industrial, commercial and correlated activities to Belgo Bekaert Arames S.A.

**(i)** Belgo Bekaert Arames S.A. formed an association with Industrias Chilenas de Alambres (INCHALAM) on June 30, 2000, for the manufacture of steel cables. The association operates with four steel cable plants located in Brazil (CIMAF Cabos S.A.), in Chile (Productos de Acero S.A. - PRODINSA), in Peru (Procables S.A.) and in Canada (Wire Rope Industries Limited), with a current capacity of 50,000 tons a year.

All amounts in thousand of reais unless otherwise indicated

(j) The company's indirect holdings may be summarized as follows:

| | Percentage holding | |
|---|---|---|
| | **2001** | **2000** |
| **Subsidiary companies** | | |
| Abemex S.A. | 60.00 | |
| Belgo-Mineira Uruguay S.A. | 100.00 | 100.00 |
| Jossan S.A. | 54.32 | 54.32 |
| PBM – Picchioni Belgo-Mineira DTVM S.A. | 74.50 | 74.50 |
| **Associated companies** | | |
| Acindar Industria Argentina de Aceros S.A. | 20.44 | 19.90 |
| Cimaf Cabos S.A. | 27.43 | 27.43 |
| Procables S.A. | 26.19 | 26.19 |
| Productos de Aceros S.A. – Prodinsa | 27.43 | 27.43 |
| Trefilarbed Arkansas Inc. | 7.84 | 7.84 |
| Wire Rope Industries Limited | 27.43 | 27.43 |

(k) The negative goodwill calculated by the company, based on other economic reasons, will be realized only on the disposal/write-down of investments and may be summarized as follows:

| | **2001** | **2000** |
|---|---|---|
| Belgo Bekaert Arames S.A. | (7,344) | (7,344) |
| BMS – Belgo-Mineira Sistemas S.A. | (85) | (85) |
| Total | **(7,429)** | **(7,429)** |

All amounts in thousands of reais unless otherwise indicated

## 9 Property, Plant and Equipment

| | Parent company | | Annual depreciation rate | Consolidated | | Annual depreciation rates |
|---|---|---|---|---|---|---|
| | 2001 | 2000 | - % | 2001 | 2000 | - % |
| Cost including restatements and revaluations | | | | | | |
| . Industrial and administrative buildings | 204,113 | 187,334 | 2.5 | 392,584 | 373,063 | 2 to 10 |
| . Industrial installations and equipment | 1,287,490 | 1,195,653 | 5 | 1,949,101 | 1,789,525 | 3 to 25 |
| . Forest reserves | | | | 210,556 | 196,292 | |
| . Other | 89,214 | 88,972 | 10 to 20 | 138,605 | 131,003 | 5 to 30 |
| | 1,580,817 | 1,471,959 | | 2,690,846 | 2,489,883 | |
| Accumulated depreciation/depletion | (649,635) | (606,156) | | (1,132,988) | (1,046,646) | |
| Net | 931,182 | 865,803 | | 1,557,858 | 1,443,237 | |
| Lands | 128,853 | 124,454 | | 175,969 | 170,042 | |
| Expansion and modernization: | | | | | | |
| . Constructions in progress | 57,125 | 97,898 | | 126,461 | 184,959 | |
| . Imported equipment in transit | 46 | 308 | | 3,296 | 1,768 | |
| Advances to suppliers | 37,523 | 3,880 | | 37,886 | 4,528 | |
| | 1,154,729 | 1,092,343 | | 1,901,470 | 1,804,534 | |

All amounts in thousands of reais unless otherwise indicated

(a) **Forest reserves**

The eucalyptus forest reserves (106,582 hectares – unaudited) are managed by a subsidiary company that provides logging, charcoal production and reforestation services (2000 – 114,631 hectares – unaudited).

(b) **Revaluations**

- Parent company

Arises from a revaluation of lands. The remaining balance of the reserve at December 31, 2001 amounts to R$ 58,352 (2000 – R$ 69,462) reflected in property, plant and equipment and in net equity.

- Subsidiary companies

Arises from the participation of the parent company in revaluations of subsidiary Belgo Bekaert Arames S.A. which resulted in an increase in the investment and in net equity of R$ 29,617 (2000 – R$ 29,617).

(c) **Additions**

For 2002, investments by the parent company in productivity projects, reduction of costs, quality and protection of the environment amounting to R$ 255,592 (consolidated R$ 313,118) (unaudited), are projected. In 2001, the company invested R$ 139,056, including R$ 8,725 in subsidiary companies (Consolidated – R$ 410,147).

All amounts in thousands of reais unless otherwise indicated

## 10 Deferred Charges

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| Major reforms | | | | 3,184 |
| Technology and software | | | 4,983 | 12,314 |
| Expansion projects | 18,952 | 15,037 | 19,464 | 16,199 |
| Goodwill on the acquisition of a merged subsidiary company | 58,477 | 58,477 | 58,477 | 58,477 |
| Exchange variation - CVM Deliberation 294, net of tax | | | | 39,191 |
| Other | 2,829 | 5,264 | 22,944 | 28,676 |
| | 80,258 | 78,778 | 105,868 | 158,041 |
| Less: | | | | |
| . Accumulated amortization of exchange variation | | | | (23,232) |
| . Normal accumulated amortization | (23,307) | (19,436) | (42,031) | (47,693) |
| | 56,951 | 59,342 | 63,837 | 87,116 |

All amounts in thousands of reais unless otherwise indicated

(a) The company and its subsidiaries opted to defer the net exchange losses arising from adjustments of liabilities and receivables in foreign currency due to exchange rate variations during the quarter ended March 31, 1999. The loss deferred by the parent company was R$ 49,921 and by the subsidiaries was R$ 127,759. At December 31, 2000 these amounts were R$ 8,139 (related to subsidiaries).

As a result of this deferral, during the year ended December 31, 2000 the company amortized R$ 37,293 of the deferred exchange losses, appropriated in the statement of income as Equity in the results (R$ 34,477) and in financial expenses (R$ 2,816).

(b) The goodwill on the acquisition of the merged subsidiary originated on the acquisition of Belgo-Mineira Piracicaba S.A. (ex-Dedini) merged in May 2000, and is being amortized over ten years, based on a future profitability study of independent experts.

## 11 Financings

### (a) Balance composition:

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| **Short-term** | | | | |
| In reais | | | | |
| . Working capital | 104,759 | 614 | 132,709 | 12,995 |
| . Property, plant and equipment | 70,875 | 33,797 | 89,006 | 49,671 |
| In U.S. dollars | | | | |
| . Advance sale of exchange | 135,226 | 72,654 | 198,587 | 185,419 |
| . Working capital | 13,074 | | 76,089 | 5,677 |
| . Property, plant and equipment | 10,033 | 11,280 | 19,946 | 68,477 |
| | **333,967** | **118,345** | **516,337** | **322,239** |
| **Long- term** | | | | |
| In reais | | | | |
| .Working capital | | 37,515 | | 37,515 |
| . Property, plant and equipment | 241,375 | 285,507 | 291,862 | 338,316 |
| In U.S. dollars | | | | |
| . Advance sale of exchange | 119,129 | 87,994 | 133,051 | 115,857 |

All amounts in thousand of reais unless otherwise indicated

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| . Property, plant and equipment | 40,619 | 55,584 | 210,046 | 224,261 |
| | **401,123** | **466,600** | **634,959** | **715,949** |
| **Total** | **735,090** | **584,945** | **1,151,296** | **1,038,188** |

(b) **Long-term amounts fall due as follows:**

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| **Years** | **2001** | **2000** | **2001** | **2000** |
| 2002 | | 161,503 | | 227.407 |
| 2003 | 129,649 | 71,575 | 189,852 | 114.251 |
| 2004 | 129,092 | 98,502 | 167,827 | 129.535 |
| 2005 | 58,475 | 52,241 | 96,119 | 82.348 |
| 2006 onwards | 83,907 | 82,779 | 181,161 | 162.408 |
| | **401,123** | **466,600** | **634,959** | **715.949** |

(c) Parent company financings and consolidated are secured by property, plant and equipment valued at R$ 673,034 (2000 – R$ 628,330) and R$ 851,935 (2000 – R$ 811,381), respectively.

(d) Financings in local currency are subject to average interest of 14.34% per annum (2000 – 14.3%) and those in foreign currency of 6.16% per annum (2000 – 10.75%) plus exchange rate variation.

All amounts in thousand of reais unless otherwise indicated

## 12 Debentures

(a) Parent company

At April 14, 2000 the Extraordinary General Meeting approved management's proposal to proceed with the issue of 51 thousand debentures for the total amount of R$ 51,000. They fall due on March 1, 2005, bear interest of 5% per annum above the Long-term interest rate (TJLP), and may be converted into preferred shares as from March 1, 2001. Up to December 31, 2001, the company had placed in circularization all the issued debentures, and the restated balance at this date amounts to R$ 59,597 (2000 – R$ 57,712).

(b) Subsidiary company

Belgo-Mineira Participação, Indústria e Comércio S.A., in the process of restructuring Mendes Júnior Siderurgia S.A., purchased the credits against Mendes Júnior Siderurgia S.A., guaranteed by 1st and 2nd mortgages on land, the industrial complex and accessories. For this purpose, the subsidiary issued, during 1998, simple not convertible debentures with a face value of R$ 98,000, monthly amortization and a total term of 12 years, with remuneration based on the TJLP rate plus 3% per annum. At December 31, 2001 the restated balance amounts to R$ 108,392 (2000 - R$ 109,960).

The proposal for the acquisition of the remaining credits was presented to the other creditors of Mendes Júnior Siderurgia S.A. and negotiations were concluded with some of these creditors during 2000 and 2001. The operation involved basically the issue of non-convertible debentures, with a face value of R$ 46,952 (2000 – R$ 26,673), annual amortizations and final due date on December 31, 2011 and 2027, with remuneration based on the IGP-M variation and IGP-M variation plus 6% per annum. At December 31, 2001 the restated balance amounts to R$ 60,276 (2000 – R$ 18,211).

## 13 Provision for Contingencies

Management reviews the known contingencies, evaluates the possibilities of losses, adjusting the provision for contingencies as required.

There are various civil, tax environmental and labor contingencies in process. Contingencies, where expectations of success for the company are considered possible, total approximately R$ 170,000 at December 31, 2001 (2000 - R$ 200,000). Management, based on the opinion of its internal and external legal advisors, does not expect any losses.

**All amounts in thousand of reais unless otherwise indicated**

Additionally, the contingencies provisioned are substantially related to losses with the exchange rate devaluation on the shareholding in ACINDAR (Note 8(g)) and to tax questionings, and amount to R$ 290,678 (2000 – R$ 94,556).

## 14 Income Tax and Social Contribution

### (a) Deferred income tax and social contribution

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | **2001** | **2000** | **2001** | **2000** |
| **Income tax:** | | | | |
| Recoverable on temporary additions | 54,171 | 32,337 | 64,330 | 33,687 |
| Anticipations | | 7,925 | 862 | 7,945 |
| Withheld at source on interest on own capital | | 8,069 | | 8,069 |
| Withheld at source on financial investments | | | 1,983 | 1,253 |
| On tax losses | | 6,838 | 23,178 | 33,105 |
| Recoverable on actuarial provisions | 1,017 | | 1,110 | |
| Other | | | 208 | 113 |
| **Social contribution:** | | | | |
| Recoverable on temporary additions | 17,335 | | 19,878 | |
| On negative calculation bases | | 3,804 | 8,448 | 13,889 |
| Recoverable on actuarial provisions | 326 | | 356 | |
| Other | | | 7 | |
| **Long-term receivables** | **72,849** | **58,973** | **120,360** | **98,061** |
| **Income tax:** | | | | |
| Incentivated depreciation | 4,385 | 5,600 | 9,370 | 10,847 |
| Inflationary profit | | | | 1,335 |
| Non-realized profits | | | (6,329) | (5,318) |
| Other | | | 703 | 703 |
| **Long-term liabilities** | **4,385** | **5,600** | **3,744** | **7,567** |

Income tax and social contribution credits and debts will be, respectively, realizable and payable substantially in up to 5 years.

**All amounts in thousands of reais unless otherwise indicated**

### (b) Income tax and social contribution in the results of operations

| | Parent company | | | | Consolidated | | | |
|---|---|---|---|---|---|---|---|---|
| | 2001 | | 2000 | | 2001 | | 2000 | |
| | Income tax | Social contribution | Income tax | Social contribution | Income tax | Social contribution | Income tax | Social contribution |
| **Profit before income tax, social contribution, employees' profit sharing and statutory attributions** | 221,444 | 221,444 | 568,546 | 568,546 | 321,646 | 321,646 | 742,940 | 742,940 |
| **Temporary additions (exclusions), net** | | | | | | | | |
| Provisions : | | | | | | | | |
| Labor claims | (435) | (435) | 1,862 | 1,862 | 6,941 | 6,941 | 4,026 | 4,026 |
| Credit losses | 120,113 | 120,113 | (33,200) | (33,200) | 121,567 | 121,507 | (32,527) | (32,527) |
| Doubtful accounts | (799) | (799) | 3,061 | 3,061 | 148 | 148 | 2,249 | 2,249 |
| Tax and civil contingencies | (4,024) | (4,024) | 21,893 | 21,893 | 3,222 | (3,304) | 31,239 | 29,922 |
| Devaluation of investments | | | | | | | (216) | (216) |
| Devaluation of other assets | (29,363) | (29,363) | 20,602 | 20,602 | (29,363) | (29,363) | 21,500 | 21,500 |
| Profit sharing | 2,831 | 2,831 | | | 4,597 | 3,752 | | |
| Taxes with demand suspended | | | | | 5,810 | 547 | 18,651 | 4,519 |
| Goodwill (negative goodwill) | | | (6,867) | | (3,012) | (3,543) | (6,286) | |
| Revaluation reserve realization | | | | | | | 10,031 | 10,031 |
| Other | | | | | 1,759 | 3,889 | (2,380) | (2,796) |
| **Total temporary additions (exclusions)** | **88,323** | **88,323** | **7,351** | **14,218** | **111,669** | **100,574** | **46,287** | **36,708** |

**All amounts in thousand of reais unless otherwise indicated**

| | Parent company | | | | Consolidated | | | |
|---|---|---|---|---|---|---|---|---|
| | 2001 | | 2000 | | 2001 | | 2000 | |
| | Income tax | Social contribution | Income tax | Social contribution | Income tax | Social contribution | Income tax | Social contribution |
| **Permanent additions (exclusions), net** | | | | | | | | |
| Equity in the results | (104,739) | (104,739) | (133,024) | (133,024) | (13,309) | (13,309) | 1,446 | 1,446 |
| Interest on own capital received | 33,787 | 33,787 | 51,458 | 51,458 | | | | |
| Interest on own capital paid/proposed | (64,984) | (64,984) | (115,683) | (115,683) | (78,969) | (78,969) | (168,601) | (168,601) |
| Equity in the results – | | | | | | | | |
| Gain on shareholding | | | (419,794) | (419,794) | | 58 | (426,269) | (426,269) |
| Excess depreciation | 7,392 | 2,535 | 5,451 | | 10,760 | 3,207 | 6,570 | 135 |
| Employees' profit sharing | (19,976) | (19,976) | (8,502) | (8,502) | (35,351) | (35,351) | (17,949) | (17,949) |
| Statutory attributions | | (3,400) | | (3,245) | | (3,400) | | (3,745) |
| Bonuses | 451 | | 407 | | 1,045 | 182 | 1,797 | 110 |
| Contributions and donations | 3,111 | 3,111 | 1,809 | 1,809 | 4,490 | 4,490 | 3,553 | 3,553 |
| Non deductible expenses | 1,719 | 1,719 | 6,253 | 6,253 | 3,658 | 3,257 | 8,738 | 8,109 |
| Amortization of exchange variation (CVM Deliberation 294) | | | 8,120 | 8,120 | 16,099 | 15,959 | 53,391 | 53,391 |
| Part of income not subject to income tax and social contribution | | | | | 6,299 | 6,299 | | |
| Other | 417 | 417 | 258 | 258 | 2,377 | 1,676 | 2,179 | 807 |
| **Total permanent additions (exclusions)** | **(142,822)** | **(151,530)** | **(603,247)** | **(612,350)** | **(82,901)** | **(95,901)** | **(535,145)** | **(549,013)** |
| **Total additions (exclusions)** | **(54,499)** | **(63,207)** | **(595,896)** | **(598,132)** | **28,768** | **4,673** | **(488,858)** | **(512,305)** |
| **Calculation basis** | **166,945** | **158,237** | **(27,350)** | **(29,586)** | **350,414** | **326,319** | **254,082** | **230,635** |
| Effective rate | 25% | 9% | 25% | 8% | 25% | 9% | 22% | 7% |
| **Income tax and social contribution** | **(41,718)** | **(14,241)** | **6,838** | **2,367** | **(87,026)** | **(29,408)** | **(55,499)** | **(15,722)** |

All amounts in thousand of reais unless otherwise indicated

(c) **Reconciliation between income tax and social contribution and amounts recorded in results of operations**

| | Parent company | | | | Consolidated | | | |
|---|---|---|---|---|---|---|---|---|
| | 2001 | | 2000 | | 2001 | | 2000 | |
| | Income tax | Social contribution | Income tax | Social contribution | Income tax | Social contribution | Income tax | Social contribution |
| **Income tax and social contribution** | **(41,718)** | **(14,241)** | **6,838** | **2,367** | **(87,026)** | **(29,408)** | **(55,499)** | **(15,722)** |
| **Recorded tax credits:** | | | | | | | | |
| Temporary additions | 37,586 | 17,335 | 13,836 | | 49,636 | 19,600 | 17,156 | 483 |
| Realization of incentivated depreciation | 1,214 | | 1,362 | | 1,476 | | 3,238 | |
| | **38,800** | **17,335** | **15,198** | | **51,112** | **19,600** | **20,394** | **483** |
| **Recorded tax debts:** | | | | | | | | |
| Temporary exclusions | (15,505) | | (10,281) | | (15,996) | 185 | (10,611) | (80) |
| Income tax on profits of investees abroad | | | | | (1,845) | | | |
| Offset of tax losses | | | | | 137 | (1,324) | 577 | 2,153 |
| | **(15,505)** | | **(10,281)** | | **(17,704)** | **(1,139)** | **(10,034)** | **2,073** |
| **Other (expenses) income** | | | | | | | | |
| Tax incentives | 736 | | | | 1,074 | 3 | | |
| Adjustment on revaluation reserve | (2,951) | 173 | | | (2,951) | 173 | | |
| Deferment of exchange variation | | | 4,018 | 1,285 | | | 11,489 | 2,909 |
| Unrealized income tax on profits | | | | | 1,010 | | (14,616) | |
| Other | 6 | 14,903 | (432) | (301) | 164 | 15,039 | 4,395 | 556 |
| | **(2,209)** | **15,076** | **3,586** | **984** | **(703)** | **15,215** | **1,268** | **3,465** |
| **Total income (expense) of income tax and social contribution** | **(20,632)** | **18,170** | **15,341** | **3,351** | **(54,321)** | **4,268** | **(43,871)** | **(9,701)** |

All amounts in thousands of reais unless otherwise indicated

## 15 Stockholders' Equity

### (a) Subscribed and paid-up capital

Capital comprises 6,762,545 thousand book-entry nominative shares (2000 - 6,762,286 thousand) of which 3,905,001 thousand are common (2000 – 3,905,001 thousand) and 2,857,544 thousand preferred (2000 - 2,857,285 thousand), with no nominal value. There are approximately 10,700 stockholders (2000 – 10,500).

Each common share has the right to one vote at Stockholders' Meetings.

The company holds in treasury 68,300 thousand preferred shares at a cost of R$ 3,149.

The preferred shares have priority in the distribution of dividends under equal conditions with common shares and priority in the return of capital without premium. They have no voting rights, but acquire them if the minimum dividend assured in the by-laws is not paid during three consecutive years. This right is rescinded with the payment of dividends in arrears.

### (b) Reserves

**(i) Capital reserve:**

Fiscal incentives and others – Relate mainly to excise tax incentives received under Law 7554/86. This incentive expired in 1993.

**(ii) Revaluation reserves:**

Reflect the revaluation surplus of the parent company and its participation in the revaluation reserves of subsidiary companies (Note 9(b)) which are being gradually transferred to retained earnings as the revalued assets are realized through depreciation or disposal.

**(iii) Profits reserves:**

- Legal – appropriation of 5% of net income of each year until it reaches 20% of paid-up capital;

All amounts in thousand of reais unless otherwise indicated

- Statutory – appropriation of 5% to 75% of net income of each year to finance the expansion of company activities, directly or through subsidiary and associated companies, until it reaches 80% of subscribed capital.

- Unrealized profits – constituted in 2000, it reflected the participation of the company in the economically available profits, mainly of subsidiary Belgopar Ltda.. This reserve was transferred to statutory reserve in 2001. As a result of the realization, supplementary dividends of R$ 11,884 were paid on May 2, 2001.

- Retention of profits and of retained earnings – amounts appropriated in prior years to meet investment requirements and strengthen working capital in the regular activities of the company.

- For capital increase - arises from the realization of the reserve for unrealized profits, net of the corresponding proposed dividends, set up under the terms of current legislation.

## (c) Proposal for capital increase

Because the profits reserves exceeded the legal limit, management will propose to stockholders at an Extraordinary General Meeting, a capital increase from R$ 765,423 to R$ 1,312,443, without the issue of new shares, using the following reserves and retained earnings:

| | |
|---|---|
| • Legal reserve | 85,351 |
| • Statutory reserve | 134,820 |
| • Retention of profits reserve | 116,825 |
| • Reserve for capital increase | 113,148 |
| • Capital reserve – Premium on issue of shares | 25,313 |
| • Retained earnings | 71,563 |
| | 547,020 |

## (d) Dividends and interest on own capital

Stockholders are assured of a compulsory annual dividend of 25% of net income adjusted under the terms of corporate legislation and the by-laws.

All amounts in thousand of reais unless otherwise indicated

Under the terms of Law 9249/95 and in conformity with CVM Deliberation 207/96, the company proposed remuneration on own capital to its stockholders, calculated based on the Long-term interest rate (TJLP) variation effective during the year. This interest was calculated and is limited to 50% of net income for the year before taxation.

In order to comply with federal tax regulations and CVM Deliberation 207/96, the company opted to record interest on own capital with a contra entry to financial expenses and reverse it to retained earnings.

Proposed dividends and interest on own capital were calculated as follows:

| | 2001 | 2000 |
|---|---|---|
| Net income for the year | 195,606 | 575,491 |
| **Less:** | | |
| (-) Legal reserve transfer | (9,780) | (28,775) |
| Dividend calculation basis | 185,826 | 546,716 |
| Compulsory minimum dividend – 25% | 46,457 | 136,679 |
| Proposed dividends | | 34,530 |
| Interest on own capital proposed | 64,984 | 115,683 |
| | 64,984 | 150,213 |
| Withholding income tax on interest on own capital proposed | (8,194) | (13,516) |
| Net | 56,790 | 136,697 |
| Gross amount per thousand common shares – R$ | 9.32 | 21.54 |
| Gross amount per thousand preferred shares – R$ | 10.25 | 23.69 |

All amounts in thousand of reais unless otherwise indicated

## 16 Reconciliation of Parent Company Stockholders' Equity and Net Income with Consolidated Stockholders' Equity and Net Income

| | Stockholders' equity | | Net income | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| **Parent company** | **2,005,776** | **1,891,853** | **195,606** | **575,491** |
| Unrealized profits of parent company arising from operations with subsidiary companies, net of tax effects | (12,850) | (10,800) | (2,050) | 29,676 |
| Changes in stockholders' equity which did not affect the results for the year of subsidiary companies | 7,295 | (471) | (44) | (13,432) |
| **Consolidated** | **2,000,221** | **1,880,582** | **193,512** | **591,735** |

## 17 Insurance Coverage

The company maintains insurance coverage in amounts considered sufficient to meet the risks involved. The operational risk insurance method is adopted which enables ample coverage with more compatible costs:

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| Assets insured | | | | |
| . Property, plant and equipment | (*) 538,952 | (*) 430,201 | 1,411,486 | 1,108,284 |
| . Inventories | 45,130 | 38,500 | 144,457 | 98,412 |
| | **584,082** | **468,701** | **1,555,943** | **1,206,696** |

(*) Coverage per event

All amounts in thousand of reais unless otherwise indicated

## 18 Financial Instruments

Financial instruments of the company and subsidiary companies are recorded in balance sheet accounts at December 31, 2001 and 2000 at amounts comparable with market values. They are managed by operating strategies, which aim at maintaining liquidity, profitability and security. Control is effected by constantly comparing contracted rates with current market rates. The company and its subsidiaries do not invest in derivatives or any other risk assets.

### (a) Credit risk

The group's sale policy is subordinated to the credit rules fixed by management, which searches to minimize problems arising from customer default. This objective is obtained through the selection of customers in accordance with their capacity for paying and through diversification of accounts receivable (risk spread). The company also has a significant allowance for doubtful accounts amounting to R$ 5,387 (2000 – R$ 6,186) being 3.07% of accounts receivable (2000 – 4.17%), to face credit risks (consolidated – R$ 18,521 and R$ 11,497, respectively, being 4.61% and 3.55%, respectively, of the accounts receivable).

### (b) Exchange Rate Risk

Since the company and its subsidiaries have significant liabilities in foreign currency (U.S. dollar), their results could be strongly affected by exchange rate variations.

As a preventive measure and to reduce the effects of variations, management has adopted as a policy the maintenance of practically all cash availability in financial investments linked to exchange rate variations, as follows:

| | 2001 | 2000 |
|---|---|---|
| Loans / financings in U.S. dollars | | |
| Parent company | (*) 318,081 | 227,512 |
| Subsidiary companies | 319,638 | 372,179 |
| Total | 637,719 | 599,691 |

All amounts in thousand of reais unless otherwise indicated

| | | |
|---|---|---|
| Financial investments in U.S. dollars | | |
| Parent company | 421,064 | 521,554 |
| Subsidiary companies | 15,697 | 61,801 |
| Total | 436,761 | 583,355 |
| Net exposure | 200,958 | 16,336 |

(*) US$ 10,471 thousand of parent company loans are related to operations based on Brazilian Central Bank Resolution 63. Such operations are not included here because equivalent swap operations are involved, linked to the CDI variation.

At December 31, 2001 the net exposure shown above will be mostly compensated with the net balance between the export and import accounts of the parent and subsidiary companies to be realized during 2002, as projected below (unaudited):

| | |
|---|---|
| Exports | |
| Parent company | 367,092 |
| Subsidiary companies | 151,761 |
| Total | 518,853 |
| Imports | |
| Parent company | 195,367 |
| Subsidiary companies | 119,820 |
| Total | 315,187 |
| Net balance | 203,666 |

## (c) Price Risk

Since export are equivalent to 17.5% of parent company sales forecast for 2002 and to 6.7% of subsidiary companies sales, any volatility of exchange rates represents, in fact, a price risk which may affect the expected results. This risk is mostly counterbalanced by the significant volume of imports by Group companies forecast for this same year, as shown above.

All amounts in thousand of reais unless otherwise indicated

## 19 Other Information

### (a) Liabilities with post-employment benefits

In 1982 the parent company joined the Bradesco Previdência e Seguros S.A. private pension plan in order to supplement (i) retirement benefits of participants and (ii) pensions payable to dependents of deceased participants.

Group companies make monthly contributions equivalent to employees' contributions as stipulated by Bradesco Previdência e Seguros S.A. and restated annually. These contributions cease when employees leave the companies.

The future benefits to be paid are the responsibility of Bradesco Previdência e Seguros S.A. The company is not committed to financing any insufficiency of reserves in the pension and retirement supplementary plan.

At December 31, 2001, the company recognized its obligations for post-employment benefits in accordance with Brazilian Accounting Standards (NPC) 26 issued by the Institute of Independent Auditors of Brazil (IBRACON). The recording of liabilities for post-employment benefits, net of taxes, was charged to stockholders' equity as a prior year adjustment, as follows:

| | Parent company | Consolidated |
|---|---|---|
| Present value of accumulated benefits | 30,786 | 42,523 |
| Future effects of salary increase | 11,729 | 17,236 |
| Present value of liabilities with coverage | 42,515 | 59,759 |
| Fair value of plan assets | (38,446) | (52,369) |
| Present value of unsecured liabilities – Liabilities with post-employment benefits. | 4,069 | 7,390 |
| Tax effects – 25% income tax and 8% social contribution on net income | (1,343) | (2,467) |

| | Parent company | Consolidated |
|---|---|---|
| Initial recognition of liabilities with post-employment benefits, net of tax effects – prior years adjustment | 2,726 | 4,923 |
| Portion of minority interest | | (990) |
| Group portion | | 3,933 |

The actuarial assumptions used for the year ended December 31, 2001 are as follows:

| | |
|---|---|
| Actuarial method | Projected credit unit |
| Discount rate | IGP-M + 7% per annum |
| Estimated return rate on assets | IGP-M + 7% per annum |
| Salary levels increase rate | IGP-M + 3% per annum for the following 4 years, IGP-M + 2.5% per annum for the following 5 years and IGP-M + 2% per annum for the other years |

**All amounts in thousands of reais unless otherwise indicated**

The components of net cost for the period of post-employment benefits, projected for 2002, are as follows:

| | Parent company | Consolidated |
|---|---|---|
| Cost of current service | 1,939 | 2,449 |
| Interest on actuarial liability | 5,243 | 7,368 |
| Expected earnings from the plan assets | (5,057) | (6,880) |
| Administrative fee | 570 | 763 |
| Net cost of post-employment benefits for the year | 2,695 | 3,700 |
| Portion of minority interest | | (453) |
| Group portion | | 3,247 |

The contributions to this private pension plan by the company during the year ended December 31, 2001 amounted to R$ 4,165 (2000 – R$ 3,131).

**(b)** During the year ended December 31, 2001, the Board of Directors and Administrative Council received remuneration of R$ 9,158 (2000 – R$ 4,679). During this same year the parent company paid bonuses to employees amounting to R$ 19,975 (2000 – R$ 8,502).

# Companhia Siderúrgica Belgo-Mineira

## Attachment I

### In thousands of reais except for details on holdings

### (A) Information on subsidiary and associated companies

| | Number of shares/quotas held | Holdings % participation Voting capital | Holdings % participation Total capital | Capital | Stockholders' equity | Net income (loss) for the year | Investment balance | Equity in the results |
|---|---|---|---|---|---|---|---|---|
| **Steel sector** | | | | | | | | |
| Belgo-Mineira Participação Indústria e Comércio S.A. | | | | | | | | |
| 2001 | 29,704,131 | 99.99 | 99.99 | 40,000 | 75,381 | 20,521 | 75,373 | 20,519 |
| 2000 | 29,704,131 | 99.99 | 99.99 | 40,000 | 54,860 | 1,528 | 54,854 | 1,527 |
| Belgopar Ltda. | | | | | | | | |
| 2001 | 499,999 | 100.00 | 100.00 | 500 | 2,995 | 31,382 | 2,995 | 32,505 |
| 2000 | 999,990 | 100.00 | 100.00 | 474,409 | 353,237 | 61,281 | 353,236 | 61,281 |
| Itaúna Siderúrgica Ltda. | | | | | | | | |
| 2001 | 999 | 99.90 | 99.90 | 4,000 | 7,382 | 3,525 | 7,375 | 3,521 |
| 2000 | 999 | 99.90 | 99.90 | 4,000 | 3,857 | (143) | 3,853 | (143) |
| Belgo-Mineira Piracicaba S.A. (2) | | | | | | | | |
| 2000 | | | | | | | | (13,345) |
| **Mining sector** | | | | | | | | |
| S.A. Mineração da Trindade - SAMITRI (1) | | | | | | | | |
| 2000 | | | | | | | | 9,794 |
| **Drawing mill sector** | | | | | | | | |
| Belgo Bekaert Arames S.A. | | | | | | | | |
| 2001 | 346,875,787 | 54.85 | 54.85 | 272,329 | 375,686 | 79,314 | 198,720 | 43,503 |
| 2000 | 346,880,413 | 54.85 | 54.85 | 272,329 | 327,907 | 50,965 | 172,513 | 28,652 |
| BMB - Belgo-Mineira Bekaert Artefatos de Arame Ltda. | | | | | | | | |
| 2001 | 366,433 | 55.50 | 55.50 | 17,793 | 89,540 | 28,166 | 49,695 | 16,158 |
| 2000 | 366,433 | 55.50 | 55.50 | 17,793 | 82,532 | 27,239 | 45,805 | 15,118 |
| Companhia Industrial e Mercantil de Artefatos de Ferro - CIMAF (3) | | | | | | | | |
| 2000 | | | | | | | | 11,916 |
| **Others** | | | | | | | | |
| BMS - Belgo-Mineira Sistemas S.A. | | | | | | | | |
| 2001 | 1,879,095 | 99.95 | 99.95 | 21,585 | 9,126 | (1,289) | 9,038 | (1,289) |
| 2000 | 1,879,095 | 99.95 | 99.95 | 21,585 | 10,415 | (4,190) | 10,326 | (4,182) |

# Companhia Siderúrgica Belgo-Mineira

## Attachment I

### In thousands of reais except for details on holdings

### (A) Information on subsidiary and associated companies (Continued)

| | Number of shares/quotas held | Holdings % participation Voting capital | Holdings % participation Total capital | Capital | Stockholders' equity | Net income (loss) for the year | Investment balance | Equity in the results |
|---|---|---|---|---|---|---|---|---|
| Belgo-Mineira Engenharia Ltda. | | | | | | | | |
| 2001 | 99 | 99.00 | 99.00 | 73 | 493 | (101) | 488 | (100) |
| 2000 | 99 | 99.00 | 99.00 | 1 | 594 | (401) | 588 | (385) |
| BMF-Belgo-Mineira Fomento Mercantil Ltda. | | | | | | | | |
| 2001 | 5,572 | 99.50 | 99.50 | 19,089 | 39,967 | 5,844 | 39,767 | 5,815 |
| 2000 | 5,572 | 99.50 | 99.50 | 10,974 | 28,658 | 5,960 | 28,515 | 5,930 |
| Belgo-Mineira Comercial Exportadora S.A. – BEMEX | | | | | | | | |
| 2001 | 418,648 | 100.00 | 100.00 | 700 | 5,876 | 288 | 5,876 | 288 |
| 2000 | 418,648 | 100.00 | 100.00 | 700 | 7,733 | 31,013 | 7,733 | 31,013 |
| Usina Hidrelétrica Guilman-Amorim S.A. (4) | | | | | | | | |
| 2001 | 510 | 51.00 | 51.00 | 37,450 | (9,438) | (20,741) | | (10,578) |
| 2000 | 510 | 51.00 | 51.00 | 37,450 | 11,310 | (11,901) | 5,768 | (6,069) |
| BEMEX International Ltd. | | | | | | | | |
| 2001 | 1,000 | 100.00 | 100.00 | 179 | 24,811 | (2,180) | 24,811 | 1,287 |
| 2000 | 1,000 | 100.00 | 100.00 | 179 | 23,524 | (8,823) | 23,524 | (5,734) |
| CAF Santa Bárbara Ltda. | | | | | | | | |
| 2001 | 9,771,068 | 100.00 | 100.00 | 68,788 | 120,566 | (6,459) | 120,566 | (6,459) |
| 2000 | 9,771,068 | 100.00 | 100.00 | 68,788 | 127,025 | (2,340) | 127,025 | (2,340) |
| Belgo Trade S.A | | | | | | | | |
| 2001 | 750 | 75.00 | 75.00 | 64 | 61 | (3) | 38 | |
| Estrutura.net S.A | | | | | | | | |
| 2001 | 999,996 | 10.00 | 10.00 | 10,000 | 3,169 | (4,331) | 317 | (433) |
| Arbed Comercial do Brasil Ltda. | | | | | | | | |
| 2001 | 1 | 20.00 | 20.00 | 3 | 34 | 20 | 10 | 2 |
| 2000 | 1 | 20.00 | 20.00 | 3 | 54 | (16) | 8 | (9) |
| **TOTAL – 2001** | | | | | | | 535,069 | 104,739 |
| **TOTAL – 2000** | | | | | | | 833,748 | 133,024 |

(1) Company sold on April 30, 2000.
(2) Company merged on May 31, 2000.
(3) Company merged on October 31, 2000.
(4) A provision to cover unsecured liabilities in the subsidiary company was set up amounting to R$ 4,813, recorded in Other payables under the balance sheet

# Companhia Siderúrgica Belgo-Mineira

## Attachment I

### In thousands of reais

### (B) Balances and operations with subsidiary and associated companies

The most significant balances and operations considering prices, terms, financial charges, etc., compatible with the market (unrelated parties) and included in the December 31, 2001 and 2000 financial statements, may be summarized as follows:

| | Current assets | Long-term receivables | Current liabilities | Sales | Purchases | Other expenses | Other income |
|---|---|---|---|---|---|---|---|
| **Steel sector** | | | | | | | |
| Belgo-Mineira Participação Indústria e Comércio Ltda. | 3,052 | (i) 228,088 | 312 | 11,136 | 12,310 | 972 | 3,276 |
| Belgopar Ltda. | | | 779 | | | | |
| Itaúna Siderúrgica Ltda. | 2,693 | | | 21,236 | 1,228 | 206 | |
| Belgo-Mineira Uruguay S.A. | | (ii) 284,677 | | | | | 12,572 |
| Acindar Industria Argentina de Aceros S.A. | | (iii) 47,005 | | | | | |
| **Drawing mill sector** | | | | | | | |
| Belgo Bekaert Arames S.A. | 37,739 | 664 | 338 | 445,279 | 4,619 | 731 | 10,226 |
| BMB – Belgo-Mineira Bekaert Artefatos de Arame Ltda. | 2,860 | | | 34,580 | | 735 | 182 |
| Jossan S.A. | 375 | 4,117 | | 20,133 | 212 | | 809 |
| Cimaf Cabos S.A. | 831 | | | | | | |
| **Others** | | | | | | | |
| BMF – Belgo-Mineira Fomento Mercantil Ltda. | 2,246 | | | | | | |
| CAF Santa Bárbara Ltda. | | 6,365 | | | 115 | 141 | |
| Usina Hidrelétrica Guilman-Amorim S.A. | | | 2,033 | | 17,538 | 9,307 | |
| BMS – Belgo-Mineira Sistemas S.A. | | | 651 | | 3,603 | 12,968 | |
| BME – Belgo Mineira Engenharia Ltda. | | | 163 | | | | |
| Abemex S.A. | | | 613 | | 613 | | |
| **TOTAL 2001** | **49,796** | **570,916** | **4,889** | **532,364** | **40,238** | **25,060** | **27,065** |
| **TOTAL 2000** | **48,028** | **153,216** | **168,112** | **439,072** | **44,344** | **10,054** | **63,301** |

Group companies, except for steel sector companies, do not operate with centralized cash, but take advantage of the opportunities for carrying out operations which maximize the financial resources of the Group.
(i) Refer to advance for future capital increase not subject to restatement and interest.
(ii) Refer to loan subject to interest of 8% p.a. and falling due in up to 10 years.
(iii) Refer to Acindar securities (High Yield Bonds) of R$ 9,257, as well as loans of R$ 37,748 subject to exchange rate variation and interest of up to 12% per annum, falling due up to February 2004.

## ADMINISTRATIVE COUNCIL

FRANÇOIS MOYEN
President

ANTÔNIO JOSÉ POLANCZYK
Vice-president

JOÃO PESSOA RIBEIRO FENELON
Secretary

PAUL LODEWIJK JUUL EMIEL MATTHYS
Counselor

ROLAND JUNCK
Counselor

PLÍNIO SIMÕES BARBOSA
Counselor

LEONARDO MAURÍCIO COLOMBINI LIMA
Counselor

LUIZ CARLOS TRABUCO CAPPI
Counselor (from April 2001)

JOSÉ MAURO GUAHYBA DE ALMEIDA
Counselor (from April 2001)

LUIZ OSWALDO SANT'LAGO MOREIRA DE SOUZA
Counselor (up to April 2001)

RINALDO CAMPOS SOARES
Counselor (up to April 2001)

## BOARD OF DIRECTORS

ANTÔNIO JOSÉ POLANCZYK
President

CARLO PANUNZI
Vice – President

MICHEL LÉON MATHIAS VICTOR THOMA
Participation Director

CYRO CUNHA MELO
Director

MARCOS PIANA DE FARIA
Finance and Investor Relations Director

PAULO GERALDO DE SOUZA
Steel Sector Director

ALONSO STARLING NETO
Drawing Mill Sector Director

IBRAHIM ABRAHÃO CHAIM
Marketing Director

MÁRCIO MENDES FERREIRA
Administrative and Human Resources Director

ANTÔNIO CARLOS FONSECA LARA
Deputy Director – Treasury

## RESPONSIBLE ACCOUNTANT

DOMINGOS SÁVIO CARNEIRO DE MENDONÇA
Contador CRC-MG 32.671/O-6